SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

ZUNICOM, INC.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Zunicom, Inc.

William Tan, Chief Executive Officer

John Rudy, Chief Financial Officer

(Name of Person Filing Statement)

(CUSIP Number of Class of Securities)

John Rudy

Chief Financial Officer

Zunicom, Inc.

4315 W. Lovers Lane

Dallas, Texas 75209

(214)352-8674

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

with a copy to:

George Lander, Esq.

Morse, Zelnick, Rose & Lander, LLP

405 Park Avenue

Suite 1401

New York, NY 10022

(212) 838-4179)

This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:      ☑

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**

$ 5,000	$0.58

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $5,000 by the Issuer in lieu of fractional shares immediately following a 1-for-12 reverse stock split to holders of fewer than 12 shares of the issuers common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the currently estimated price of $.65 per pre-split share and 7.692 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $5,000 and 0.0001146.

☒Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$0.58
Form or Registration No.	Schedule 13E-3
Fililng Party	Zunicom, Inc.
Date Filed	February 10, 2012

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Zunicom, Inc. a Texas corporation (the “Company”), in connection with amendments to the Company’s articles of incorporation that provided for a reverse 1-for-12 stock split followed immediately by a forward 12-for-1 stock split.

The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on February 10, 2012. Amendments No. 1, 2 and 3 were filed with the Securities and Exchange Commission on May 17, 2012, July 10, 2012 and July 31, 2012, respectively. This Amendment No. 4 to the Schedule 13E-3 is being field to report the results of the transaction.

On October 8, 2012, the Company filed the articles of amendment to the Company’s articles of incorporation with the Secretary of State of Texas. The reverse stock split became effective as of 5:00 p.m., c.d.t. (Texas), on October 8, 2012 and the forward stock split became effective as of 5:02 p.m., c.d.t. (Texas) on that same date.

On October 16, 2012, the Company filed a certification on Form 15, pursuant to Rules 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to provide notice of termination of registration of the Company’s common stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ZUNICOM, INC.
By:	/s/ John Rudy John Rudy Title: Chief Financial Officer
/s/ John Rudy John Rudy
/s/ William Tan William Tan

Dated October 3, 2012

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